Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on November 9, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 3, 2022, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2022 into U.S. dollars at a rate of £1.00 to $1.1134. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, we received approval from the U.S. Food and Drug Administration, or FDA, and European Commission, or EC, respectively, for our lead product candidate, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma, or mUM. We then received approval in June 2022 from the UK’s Medicines and Healthcare products Regulatory Agency, or MHRA, the Australian Therapeutic Goods Administration, or TGA, and Health Canada. KIMMTRAK is now approved in over 30 countries with commercial launches underway in the U.S., Germany, France and other territories.

KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 800 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. Our following ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

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KIMMTRAK (tebentafusp-tebn), our ImmTAC molecule targeting an HLA-A*02:01 gp100 antigen, is our first approved product. The FDA and the EC have approved KIMMTRAK (tebentafusp-tebn and tebentafusp, respectively) for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK demonstrated monotherapy activity and achieved the primary endpoint of superior overall survival in a randomized Phase 3 clinical trial in patients with previously untreated mUM against the investigator’s choice of treatment. The OS Hazard Ratio, or HR, in the intent-to-treat population favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). The UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with mUM.

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Tebentafusp is also being developed for the treatment of advanced melanoma. In June 2022, we presented updated clinical data from our Phase 1b clinical trial of KIMMTRAK (tebentafusp) in metastatic cutaneous melanoma (mCM) in an oral presentation at the 2022 ASCO Annual Meeting. In combination with checkpoint inhibitors in mCM, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) were well tolerated. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continues to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%).  We plan to conduct a randomized Phase 2/3 clinical trial with and without an anti-PD(L)1 therapy. Our randomized trial will enroll patients with advanced melanoma that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). We are on track to start the Phase 2/3 clinical trial in the fourth quarter of 2022.

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IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02:01 PRAME antigen is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers including NSCLC, SCLC, endometrial, ovarian, cutaneous melanoma, and breast cancers. The initial Phase 1 data from the dose escalation study of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was presented as a proffered paper (oral presentation) during the “Investigational Immunotherapy” session at the 2022 European Society for Medical Oncology (ESMO) Congress.  Durable RECIST responses and reduction in circulating tumor DNA (ctNDA) were observed across multiple solid tumors. Doses of ≥ 20 mcg were clinically active and had consistent and robust interferon gamma induction, a specific marker of T cell activation. We have initiated patient enrollment into four expansion arms in cutaneous melanoma, ovarian, non-small cell lung cancer (NSCLC), and endometrial cancers. We will also study IMC-F106C in combination with standards-of-care, including with tebentafusp.

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IMC-C103C, our ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being evaluated in a first-in-human, Phase 1/2 dose escalation clinical trial in patients with solid tumor cancers. Data from the Phase 1 ovarian expansion arm of the dose escalation study with IMC-C103C, the MAGE-A4 x CD3 ImmTAC bispecific protein, was accepted for a poster presentation at the ESMO Immuno-Oncology Congress 2022, in December.  In this expansion arm, the Company enrolled all comers and evaluated MAGE expression retrospectively. In the initial dose escalation data reported at ESMO I-O in December 2021, there were 15 response evaluable ovarian carcinoma patients in the active dose range (>=90 mcg). Only half were positive for MAGE-A4, with a median H score of 35 out of 300, and one patient had a confirmed partial response.

Our ImmTAV Platform (Infectious Diseases)

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IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is our most advanced ImmTAV program and is currently being evaluated in a Phase 1/2 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase (“ALT”) and cytokines.

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IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, expected to be evaluated in a Phase 1/2 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. We announced the dosing of the first patient in July 2022.

Significant Events in the Three Months Ended September 30, 2022

On July 11, 2022, we announced the dosing of a first patient in our Phase 1/2 trial evaluating IMC-M113V, our ImmTAV molecule targeting a HIV gag antigen bispecific TCR molecule.

In July 2022, we issued and sold 2,000,000 American Depositary Shares, or ADSs, representing ordinary shares of nominal value of £0.002 each and 1,733,333 non-voting ordinary shares of nominal value £0.002 each, to certain institutional accredited investors, or the Investors, at a purchase price of $37.50 per ADS/non-voting ordinary share as a private investment in public equity, or PIPE, pursuant to a securities purchase agreement with such Investors dated July 15, 2022, generating gross proceeds of £116.8 million ($140.0 million) before deducting estimated offering expenses payable by us of £0.4 million. On September 30, 2022, we filed a prospectus supplement to its registration statement on Form F-3ASR (File No. 333-264105) with the SEC covering the resale of 5,994,620 ADSs representing ordinary shares, including the PIPE Securities pursuant to a registration rights agreement with such Investors dated July 15, 2022.

On August 10, 2022, we announced our plans for evaluating tebentafusp in a randomized Phase 2/3 trial in previously treated advanced melanoma which we designed with input from global melanoma experts and from the FDA. Our plan is to enroll patients with advanced melanoma, excluding uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received TKI. This population presents a significant unmet need where the preferred option is enrollment in clinical trials. We intend to randomize to one of three arms, including one with KIMMTRAK as monotherapy, one with KIMMTRAK in combination with an anti-PD1, and one control arm. Patients randomized to the control arm will immediately enter overall survival (“OS”) follow-up where they may be treated per the investigator’s decision, including potential enrolment in other clinical trials. This innovative design effectively randomizes patients to “real world” treatment since clinical trials are the preferred option of the targeted population. The Phase 2 portion of the trial will include 40 patients per arm and have a dual primary endpoint of OS and circulating tumor DNA, or ctDNA reduction. The Phase 3 portion is currently expected to enroll 170 patients per arm and to have a primary endpoint of OS. However, the design of the Phase 3 trial, including lines of prior therapy, whether to discontinue an arm, and powering assumptions, may be adapted based on results from the Phase 2 portion. We are on track to start the trial in the fourth quarter of 2022.

On September 9, 2022, we reported the initial Phase 1 data from the dose escalation study of IMC-F106C, the first off-the-shelf PRAME x CD3 ImmTAC bispecific protein, was presented as a proffered paper (oral presentation) during an “Investigational Immunotherapy” session at the European Society for Medical Oncology (ESMO) Congress. IMC-F106C demonstrated a well-tolerated safety profile. Durable RECIST responses and reduction in circulating tumor DNA (ctNDA) were observed across multiple solid tumors. Doses of ≥ 20 mcg were clinically active and had consistent and robust interferon gamma induction, a specific marker of T cell activation. We have initiated patient enrollment into four expansion arms in cutaneous melanoma, ovarian, non-small cell lung cancer (NSCLC), and endometrial cancers. We will also study IMC-F106C in combination with standards-of-care, including with tebentafusp.

On September 10, 2022, we presented four posters at the 2022 ESMO Congress; “A propensity score weighted comparison of tebentafusp or pembrolizumab versus combination ipilimumab and nivolumab in untreated metastatic uveal melanoma,” “Safety and efficacy of infrequent tebentafusp treatment omissions in patients with metastatic uveal melanoma,” “Long-term survivors on tebentafusp in phase 2 trial of previously treated patients with metastatic uveal melanoma,” and “ImmTAC redirect T cells against patient-derived tumor organoids and three-dimensional melanospheres; effects augmented by type I interferons.”

During the three months ended September 30, 2022, the Company continued to add new accounts prescribing KIMMTRAK in the United States, Germany, and France. As of September 30, 2022, there were 180 new accounts prescribing KIMMTRAK in the United States, which brings the capture rate of these accounts, according to the Company's estimates, to 50% of potentially eligible patients. There were 80 new accounts prescribing KIMMTRAK in Germany and France, which brings the capture rate, according to the Company's estimates, to approximately 70%. In September, the Company began selling KIMMTRAK as a commercial product in France, and these net sales are reflected in Product revenue.

Recent Developments since September 30, 2022

In October 2022, the German health authorities, Gemeinsamer Bundesausschuss (G-BA), granted a considerable added benefit rating to KIMMTRAK (tebentafusp). KIMMTRAK is one of only two oncology medicines for rare diseases to receive a considerable added benefit rating – the second-highest possible – in more than ten years of the German reimbursement process, Arzneimittelmarkt-Neuordnungsgesetz (AMNOG). This recommendation builds upon the positive recommendations by ASCO and NCCN in the second quarter of this year.

In November 2022, two abstracts were accepted for poster presentation at the Society for Immunotherapy of Cancer’s (SITC) 37th Annual Meeting taking place November 8-12th in Boston, Massachusetts. The posters are titled “Molecular features in tumors at time of progression on tebentafusp associated with overall survival (OS)” and “Tebentafusp induced T and B cell epitope spread in patients with advanced melanoma”

On November 8, 2022, the Group entered into the Pharmakon Loan Agreement, providing for term loans to the Group in an aggregate principal amount of up to $100 million to be funded in two tranches. The first tranche, in the amount of $50 million, bears interest at a fixed rate of 9.75% and will mature in 6 years of draw. The Group used the proceeds from the first tranche, together with cash on hand, to repay in full the Group’s existing $50 million loan from Oxford Finance and thereafter no further amounts may be borrowed pursuant to the loan agreement with Oxford Finance. The second tranche, consisting of one or two term loan(s) in an aggregate principal amount of up to $50 million (with a minimum draw of $25 million), is available until June 30, 2024 and may be advanced at the Group’s election and, if and when drawn, is intended to be used to support the continued development and commercialization of the Company’s pipeline and for other general purposes.

On November 7, 2022, the Group and Medison Pharma Ltd (“Medison”) amended our exclusive distribution agreement from September 2021. Under the agreement, Medison will obtain all required marketing authorizations not currently obtained to date, market and distribute KIMMTRAK in Canada, Australia, New Zealand, Israel, Central and Eastern Europe, and, following the amendment, South and Central America, and the Caribbean. Under the distribution agreement, Medison is responsible for regulatory, sales and marketing, and distribution channel costs, and receives a portion of net sales. Additionally, under the amended distribution agreement, Medison will pay the Group a non-refundable upfront fee of $5 million which we expect to receive in the three months ended December 31, 2022.

Today, we announced that we intend to propose to shareholders at our 2023 Annual General Meeting that Deloitte LLP be appointed as our auditor for the fiscal year ending December 31, 2023. This decision was taken following a competitive audit tender. KPMG LLP (“KPMG”), our current auditor, will continue in its role and will undertake the audit of the Company for the fiscal year ending December 31, 2022. The intended change in auditor is not the result of any disagreement with KPMG.

Operating Results

Total net product and net pre-product revenue arising from the sale of KIMMTRAK and tebentafusp was £36.3 million (or $40.4 million) in the three months ended September 30, 2022, and £74.5 million (or $83.0 million) in the nine months ended September 30, 2022. In the three and nine months ended September 30, 2021, we recorded pre-product revenue of £0.5 million.

For the three and nine months ended September 30, 2022, our research and development expenses were £23.3 million (or $25.9 million) and £62.0 million (or $69.1 million), respectively, as compared to £16.8 million and £53.2 million for the three and nine months ended September 30, 2021, respectively. For the three and nine months ended September 30, 2022, our selling and administrative expenses were £11.7 million (or $13.0 million) and £50.6 million (or $56.3 million) compared to £20.0 million and £64.0 million for the three and nine months ended September 30, 2021, respectively.

Total operating loss for the nine months ended September 30, 2022, was £17.3 million (or $19.2 million), compared to £97.3 million for the nine months ended September 30, 2021.  For the three months ended September 30, 2022, we generated an operating profit of £6.2 million (or $6.9 million) compared to an operating loss of £31.0 million for the three months ended September 30, 2021.  The operating profit of £6.2 million (or $6.9 million), for the three months ended September 30, 2022, reflects foreign exchange gains of £15.2 million (or $16.9 million) due to the significant changes arising in the exchange rates between pounds sterling and U.S. dollars during this period.

Basic and diluted earnings per share for the three months ended September 30, 2022, was £0.13 (or $0.14) and £0.12 (or $0.13), respectively, compared to a basic and diluted loss per share of (£0.69) for the three months ended September 30, 2021. Basic and diluted loss per share for the nine months ended September 30, 2022, was (£0.36) (or ($0.40)), compared to (£2.19) for the nine months ended September 30, 2021.

Cash and cash equivalents were £347.2 million or ($386.6 million) as of September 30, 2022 compared to £237.9 million as of December 31, 2021.

Components of Results of Operations

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors. We also operate under consignment arrangements where control passes when our distributor takes KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data, and other information provided by our customers and third-party logistics providers.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program up to September 2022. These programs provided patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by the Company that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses. To the extent that existing or potential future collaborations generate revenue, such revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Following the termination of our collaboration agreements with GSK and Eli Lilly in the three months ended March 31, 2022, our only current revenue collaboration is with Genentech.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and pre-launch inventory provision costs. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for pre-clinical programs and other research spend incurred externally, such spend is typically not assigned to individual programs. Internal research and development expenses primarily relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to remain significant in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

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we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies such as the ongoing and evolving COVID-19 pandemic;

•	after reviewing trial results, our collaboration partners may abandon projects that might previously have been believed to be promising;
•	we, our collaboration partners, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

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manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by the COVID-19 pandemic and war in Ukraine and global geopolitical tensions;

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we may be unable to obtain additional funding necessary to continue our operations, including as a result of rising interest rates, credit and capital market instability and other impacts on global financial markets of the ongoing COVID-19 pandemic, war in Ukraine, and global geopolitical tensions;

•	we may face increased costs as a result of rising global inflation including significant increases in commodity prices, energy and fuel prices, and employee costs;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, commercial expenses, information technology, as well as facility-related costs

Following our recent commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our selling and administrative expenses. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We may also experience increased selling and administrative costs as a result of rising global inflation and further volatility in the impact of foreign exchange differences.

Net Other Operating (Expense) Income

Net other operating (expense) / income consists primarily of the profit or loss arising on the disposal of property, plant and equipment, and sublease income.

Finance Income

Finance income arises primarily from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to financial liabilities and lease liabilities.

Income Tax Credit

Our income tax balance largely comprises research and development tax credits. Research and development credits are obtained at a maximum rate of 33.35% of our qualifying research and development expenditure.

We are subject to corporate taxation in the United Kingdom. Our wholly owned U.S. subsidiaries, Immunocore LLC and Immunocore Commercial LLC, are subject to corporate taxation in the United States. Our wholly owned Irish subsidiary is subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses in almost all periods since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States and Ireland.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We expect not to be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if our U.K. subsidiary no longer qualified as a small or medium-sized company. However, we would be able to file under a large company scheme if this occurred, and transitional provisions may also apply.

Un-surrendered tax losses are carried forward to be offset against future taxable profits. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized primarily in respect of unused tax credits and capitalized research and development costs for the subsidiary in the United States.

As we begin to generate significant net product revenue, we may benefit in the future from the U.K. “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Results of Operations

Comparison of the Three Months Ended September 30, 2022 and 2021

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Three Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
Product revenue, net	37,023	33,252	—
Pre-product, revenue, net	3,397	3,051	474
Total revenue from sale of therapies	40,420	36,303	474
Collaboration revenue	5,451	4,896	5,450
Total revenue	45,871	41,199	5,924

Cost of product revenue	(70)	(63)	—
Research and development expenses	(25,943)	(23,301)	(16,798)
Selling and administrative expenses	(12,986)	(11,663)	(20,048)
Net other operating expense	—	—	(28)
Operating income / (loss)	6,872	6,172	(30,950)
Finance income	665	597	8
Finance costs	(1,987)	(1,785)	(1,317)
Non-operating expense	(1,322)	(1,188)	(1,309)
Profit / (loss) before taxes	5,550	4,984	(32,259)
Income tax credit	1,385	1,244	2,125
Profit / (loss) for the period	6,935	6,228	(30,134)

The results for the three months ended September 30, 2022 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of an early access program are presented by region based on the location of the customer below.

	Three Months Ended September 30, 2022
	2022		2021
	$’000	£’000	£’000
United States	25,061	22,508	—
Europe	14,512	13,034	474
Rest of World	847	761	—
Total revenue from sale of therapies	40,420	36,303	474

For the three months ended September 30, 2022, we generated total revenue from the sale of therapies of £36.3 million ($40.4 million) due to the sale of KIMMTRAK, of which £22.5 million ($25.1 million) was in the United States, £13.0 million ($14.5 million) in Europe and £0.8 million in the rest of the world, following marketing of approval in the U.S, Europe and other territories. Of the £13.0 million revenue in Europe, £3.1 million ($3.4 million) was net pre-product revenue arising from the sale of tebentafusp under an early access program in France. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in net product revenue.

Collaboration revenue

	Three Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
GSK	—	—	1,263
Eli Lilly	—	—	—
Genentech	5,451	4,896	4,187
Total collaboration revenue	5,451	4,896	5,450

Revenue from collaboration agreements decreased by £0.6 million to £4.9 million in the three months ended September 30, 2022, compared to £5.5 million for the three months ended September 30, 2021.  This is due to a decrease in revenue under the GSK Collaboration, under which no revenue has been recognised in 2022 following our joint election with GSK not to progress with the final collaboration program in 2021 and the subsequent termination of the GSK Collaboration.

Research and Development Expenses

	Three Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	3,839	3,448	4,649
IMC-F106C (PRAME)	4,603	4,134	1,715
IMC-C103C (MAGE-A4)	2,433	2,185	1,622
IMC-I109V(HBV)	228	205	75
IMC-M113V (HIV)	1,365	1,226	453
Other programs	2,131	1,914	1,372
Research expenses	186	167	93
Total external research and development expenses	14,785	13,279	9,979
Internal research and development expenses:
Headcount related expenses	7,454	6,695	5,249
Laboratory consumables	2,387	2,144	995
Laboratory equipment expenses	1,158	1,040	559
Other	159	143	16
Total internal research and development expenses	11,158	10,022	6,819
Total research and development expenses	25,943	23,301	16,798

For the three months ended September 30, 2022, our research and development expenses were £23.3 million, compared to £16.8 million for the three months ended September 30, 2021. This increase of £6.5 million was due to an increase in external research and development expenses of £3.3 million, and in internal research and development expenses of £3.2 million.

For the three months ended September 30, 2022, our external research and development expenses increased by £3.3 million.  This is due to an increase of £3.0 million in expenses associated with our IMC-F106C and IMC-C103C programs, which increased by £2.4 million and £0.6 million, respectively, as we seek to advance these product candidates through clinical trials. Costs in connection with our IMC-M113V program for HIV also increased by £0.7 million.

For the three months ended September 30, 2022, our internal research and development expenses increased by £3.2 million, which was largely attributable to an increase in employee-related expenses and laboratory costs.

Selling and Administrative Expenses

	Three Months Ended September 30,
	2022		2021
	$’000	£’000	£’000

Share-based payment charge	5,879	5,280	8,152
Other employee related expenses	7,060	6,341	3,945
Selling and commercial costs	8,320	7,472	5,077
Legal and professional fees	2,728	2,450	2,549
Depreciation	1,073	964	1,714
Other expenses	4,832	4,340	1,949
Foreign exchange gains	(16,906)	(15,184)	(3,338)
Total selling and administrative expenses	12,986	11,663	20,048

For the three months ended September 30, 2022, our selling and administrative expenses were £11.7 million, compared to £20.0 million for the three months ended September 30, 2021, a decrease of £8.3 million.

The decrease in our selling and administrative expenses of £8.3 million primarily reflects an increase in favorable foreign exchange gains of £11.9 million arising on a number of foreign currency items including the translation of monetary foreign currency balances resulting from significant changes in the rate between pounds sterling and the U.S dollar. These gains were partially offset by an increase in Selling and other commercial costs of £2.4 million due to costs incurred in commercializing and distributing KIMMTRAK following FDA and E.C. approval. Other employee costs also increased by £2.4 million due to an increase in employees engaged in administrative activities, and other expenses increased by £2.4 million, partly as a result of higher travel costs.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as KIMMTRAK is approved and launched in further countries, and the impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following table summarizes our unaudited consolidated statement of loss for each period presented:

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
Product revenue, net	72,289	64,926	—
Pre-product revenue, net	10,675	9,588	474
Total revenue from sale of therapies	82,964	74,514	474
Collaboration revenue	23,561	21,161	19,453
Total revenue	106,525	95,675	19,927
Cost of product revenue	(384)	(345)	—
Research and development expenses	(69,066)	(62,032)	(53,154)
Selling and administrative expenses	(56,316)	(50,580)	(64,033)
Net other operating income / (expense)	1	1	(70)
Operating loss	(19,240)	(17,281)	(97,330)
Finance income	807	725	42
Finance costs	(5,027)	(4,515)	(4,465)
Non-operating expense	(4,220)	(3,790)	(4,423)
Loss before taxes	(23,460)	(21,071)	(101,753)
Income tax credit	5,623	5,050	9,619
Loss for the period	(17,837)	(16,021)	(92,134)

The results for the nine months ended September 30, 2022 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

Revenue
Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
United States	53,807	48,327	—
Europe	28,306	25,423	474
Rest of World	851	764	—
Total revenue from sale of therapies	82,964	74,514	474

For the nine months ended September 30, 2022, we generated total revenue from the sale of therapies of £74.5 million ($83.0 million) due to the sale of KIMMTRAK, of which £48.3 million was in the United States, £25.4 million in Europe and £0.8 million in the rest of the world, following marketing approval in for KIMMTRAK in the United States, Europe and other territories. Of the £25.4 million revenue in Europe, £9.6 million ($10.7 million) was net pre-product revenue arising from the sale of tebentafusp under a compassionate use and an early access program in France. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in net product revenue.

Collaboration revenue

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
GSK	—	—	5,919
Eli Lilly	8,196	7,361	—
Genentech	15,365	13,800	13,534
Total collaboration revenue	23,561	21,161	19,453

For the nine months ended September 30, 2022, revenue from collaboration agreements increased by £1.7 million to £21.2 million compared to £19.5 million for the nine months ended September 30, 2021. This is primarily due to the recognition of the remaining revenue under the Lilly Collaboration following termination of the agreement in the three months ended March 31, 2022. This increase was offset by a decrease in revenue under the GSK Collaboration, under which no revenue has been recognised in 2022 following our joint election with GSK not to progress with the final collaboration program in 2021 and the subsequent termination of the GSK Collaboration.

Research and Development Expenses

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	12,851	11,542	18,204
IMC-F106C (PRAME)	9,739	8,747	3,897
IMC-C103C (MAGE-A4)	6,286	5,646	3,569
IMC-I109V (HBV)	1,485	1,334	1,392
IMC-M113V (HIV)	2,474	2,222	909
Other programs	4,824	4,333	4,742
Research expenses	624	560	294
Total external research and development expenses	38,283	34,384	33,007
Internal research and development expenses:
Headcount related expenses	21,504	19,314	15,747
Laboratory consumables	5,386	4,837	2,999
Laboratory equipment expenses	3,472	3,118	1,378
Other	421	379	23
Total internal research and development expenses	30,783	27,648	20,147
Total research and development expenses	69,066	62,032	53,154

For the nine months ended September 30, 2022, our research and development expenses were £62.0 million, as compared to £53.2 million for the nine months ended September 30, 2021. This increase of £8.8 million was primarily attributable to an increase in internal research and development expenses of £7.5 million. External research and development expenses also increased by £1.4 million.

The increase in our external research and development expenses of £1.4 million was driven by £6.8 million of costs in connection with our IMC-F106C and IMC-C103C programs. Clinical costs associated with our HIV program also increased by £1.3 million. These increases were partly offset by a reduction in development costs for our tebentafusp programs of £6.7 million following approval of KIMMTRAK in the United States and Europe in the first half of 2022.

The increase in our internal research and development expenses of £7.5 million was due to an increase of £3.6 million in headcount related expenses as the number of employees engaged in research and development rose. Our laboratory expenses also increased by £1.7 million.

Selling and Administrative Expenses

	Nine Months Ended September 30,
	2022		2021
	$’000	£’000	£’000

Share-based payment charge	19,796	17,780	24,435
Other employee related expenses	17,064	15,326	10,850
Selling and commercial costs	24,815	22,287	11,168
Legal and professional fees	8,308	7,462	7,649
Depreciation	3,467	3,114	5,295
Other expenses	9,969	8,954	5,716
Foreign exchange gains	(27,103)	(24,343)	(1,080)
Total selling and administrative expenses	56,316	50,580	64,033

For the nine months ended September 30, 2022, selling and administrative expenses were £50.6 million, compared to £64.0 million for the nine months ended September 30, 2021, a decrease of £13.4 million.

The decrease in our selling and administrative expenses of £13.4 million primarily reflects an increase in favorable foreign exchange gains of £23.2 million arising on a number of foreign currency items including the translation of monetary foreign currency balances resulting from significant changes in the rate between pounds sterling and the U.S. dollar. These gains were partially offset by an increase in Selling and other commercial costs of £11.1 million due to costs incurred in commercializing and distributing KIMMTRAK following U.S. and E.C. approval. Other employee costs also increased by £4.4 million due to an increase in employees engaged in administrative activities, and other expenses increased by £3.2 million, partly as a result of higher travel costs. There was also a decrease in the share-based payment charge of £6.6 million in the nine months ended September 30, 2022, due to the Group’s graded vesting expense recognition and a lower number of grants being awarded in the nine months ended September 30, 2022.

Income Tax Credit

For the nine months ended September 30, 2022, the income tax credit amounted to £5.1 million compared to £9.6 million for the nine months ended September 30, 2021. This decrease of £4.5 million reflects our transition to a commercial-stage company in 2022. Under the U.K. SME R&D tax credit regime, losses generated in the period are surrendered in exchange for a payable tax credit and as the Group’s loss before tax decreases, fewer losses are available for surrender. Furthermore, U.K. R&D tax credits are now offset by corporate taxes payable in the U.S. and Ireland and some expenditure incurred in relation to the commercialization of KIMMTRAK will not qualify for U.K. Research and Development Expenditure Credits.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK, and net pre-product revenue for the sale of tebentafusp, we have incurred and continue to incur operating losses and negative cash flows from our operations in most periods. We expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations and as a result of global inflation and macroeconomic uncertainty. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing and collaboration agreements. At our IPO in February 2021, we listed our ordinary shares in the form of ADSs on the Nasdaq Global Select Market and raised gross proceeds of $297.1 million. In addition to the ADSs sold in the IPO, we completed the concurrent sale of an additional 576,923 ADSs at the IPO price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Gates Foundation, and in July 2022, we raised gross proceeds of $140.0 million through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in the PIPE.

On September 9, 2022, we entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which we may issue and sell ADSs, each representing one ordinary share, having an aggregate offering price of up to $250,000,000, from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The offering has been registered under the Securities Act pursuant to our Registration Statement. As of September 30, 2022, no issuances or sales had been made pursuant to the Sales Agreement.

As of September 30, 2022, and December 31, 2021, we had cash and cash equivalents of £347.2 million and £237.9 million, respectively.

Other than our recent debt facility entered into with Pharmakon on November 8, 2022, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, except for our lease obligations and supplier purchase commitments. We have not entered into any additional material borrowing arrangements or other commitments in the nine months ended September 30, 2022.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Nine Months Ended September 30,
	2022	2022	2021
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	264,862	237,886	129,716
Net cash flows used in operating activities	(35,543)	(31,923)	(79,778)
Net cash flows used in investing activities	(155)	(139)	(102)
Net cash flows from financing activities	128,759	115,645	206,691
Net foreign exchange difference on cash	28,636	25,720	24
Cash and cash equivalents at end of period	386,559	347,189	256,551

Operating Activities

Net cash used in operating activities decreased to £31.9 million for the nine months ended September 30, 2022 from £79.8 million for the nine months ended September 30, 2021.

The overall decrease of £47.9 million in cash used in operating activities was primarily due to net pre-product and product revenue receipts in the nine months ended September 30, 2022, following regulatory approval of KIMMTRAK compared to the nine months ended September 30, 2021, during which there were no such receipts. We recorded net product and net pre-product revenue totalling £74.5 million in the nine months ended September 30, 2022, which reduced the loss for the period, although the effect of this on cash used in operating activities was partly offset by an increase in Trade and other receivables of £25.0 million. Most of these receivables are customer receivables expected to be received in the three months ended December 31, 2022, in line with the contractual payment terms.

Our loss for the nine months ended September 30, 2022, also included a net £20.5 million gain of unrealized foreign exchange movements, which increased the cash used in operating activities relative to the loss for the period. Other working capital movements in the nine months ended September 30, 2022, included an increase of £27.5 million in Trade and other payables in the nine months ended September 30, 2022, as a result of increased revenue accruals, clinical and manufacturing accrual costs, and accruals for employee costs.

Collaboration revenue of £21.2 million in the nine months ended September 30, 2022, primarily represented revenue in connection with upfront payments received in prior years, which resulted in a corresponding reduction in deferred income and no significant overall impact on cash used in operating activities.

Financing Activities

Net cash from financing activities during the nine months ended September 30, 2022 was £115.6 million, mainly representing net financing proceeds from the PIPE in July 2022 of £116.4 million. Net cash generated from financing activities of £206.7 million in the nine months ended September 30, 2021, largely reflected the net proceeds we received of £211.0 million in connection with our IPO, which closed in February 2021. Other financing activities included proceeds from the exercise of share options of £4.5 million and £0.6 million in the nine months ended September 30, 2022 and 2021, respectively, and payments made by the Company in relation to its loan and lease agreements totalling £5.3 million and £4.9 million in the nine months ended September 30, 2022 and 2021, respectively.

Operation and Funding Requirements

We have incurred significant losses due to our substantial research and development expenses, and our ongoing selling and administrative expenses. We have an accumulated deficit of £236.1 million as of September 30, 2022. We expect to incur significant losses in the future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio;
•	encounter increased costs as a result of rising worsening macroeconomic conditions, including increased interest rates and rising global inflation;
•	experience any supply chain or other disruptions, cost increases or other impacts of the war in Ukraine and global geopolitical tension; and
•	experience any delays, interruptions or encounter issues with any of the above, including any delays or other impacts as a result of the ongoing and evolving COVID-19 pandemic.

We held cash and cash equivalents of £347.2 million and net current assets of £326.3 million as at September 30, 2022, with an operating loss for the nine months ended September 30, 2022 of £17.3 million and net cash used in operating activities of £31.9 million. The negative operational cash flow was largely due to the continuing focus on the research, development, and clinical activities to advance the programs within our pipeline. While we generated a negative operational cash flow overall, net product and pre-product revenue totalling £74.5 million was recorded during the nine months ended September 30, 2022.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a two-year period, which includes our anticipated commercial revenue for KIMMTRAK following approval in the United States, Europe and other territories. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the ongoing COVID-19 pandemic and other potential economic impacts including the war in Ukraine and related geopolitical tension, as well as global inflation, capital market instability, exchange rate fluctuations, and increases in commodity, energy and fuel prices. We have concluded that these may have a future impact on our business and implementation of our strategy and plans; however, we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position and the going concern assessment performed, we believe that we will have sufficient funds to continue to meet liabilities as they fall due throughout the forecast period outlined above and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to further operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations in part through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgements, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year.

The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgements and estimates made, together with our significant accounting policies, are set out in our consolidated financial statements for the year ended December 31, 2021. Updates to these estimates and policies are set out in Note 2 to the condensed consolidated financial statements included in Exhibit 99.1 to this Report.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.

COVID-19 and Macroeconomic Business Update

To date, we have experienced limited material impact from the COVID-19 pandemic. Namely, the impact from the COVID-19 pandemic has resulted in a short-term delay of approximately six months in progressing our early-stage pipeline program for our Phase 1 clinical trial in HBV, for which we reported initial data in June 2022. However, our current and planned clinical trials may also be in the future affected by the COVID-19 pandemic, including through the following, some of which we have experienced to some extent in one or more trials during the COVID-19 pandemic and which, despite recent improvement, may return or worsen: (i) delays or difficulties in enrolling and retaining patients in our clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, which support staff, as healthcare providers, may also have a heightened exposure to COVID-19, all of which may adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in employee resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

In addition, we are continuing to monitor other global and worsening macroeconomic conditions, including the Russia-Ukraine war, global geopolitical tension, rising global inflation, capital market instability, exchange rate fluctuations, supply chain disruptions, increases in commodity, energy and fuel prices and actions taken by central banks to counter inflation.

We will continue to closely monitor, assess and endeavour to mitigate the direct and indirect effects of the COVID-19 pandemic and other global and macroeconomic conditions on our business and financial results.